Exhibit 99.1

For Immediate Release

SAP Announces Preliminary Third Quarter 2019 Results	October 10, 2019

SAP Pre-Announces Outstanding Third Quarter Results

•             New Cloud Bookings Up 38%, Software License Revenue Down 1%

•             Cloud Revenue Up 37%

•             Total Revenue Up 13%

•             IFRS Operating Profit Up 36%; Non-IFRS Operating Profit Up 20%

•             IFRS Operating Margin Up 4.2pp; Non-IFRS Operating Margin Up 1.7pp

•             EPS Up 28% (IFRS) and Up 14% (Non-IFRS)

•             Rapid Cloud Gross Margin Expansion Continues

•             Outlook Reiterated

“The growth story at SAP continues with maximum strength. I couldn’t be prouder of this very significant top line and bottom line expansion,” said Bill McDermott, SAP. “The future is bright!”

“We have delivered a very strong result on the bottom line based on further acceleration of our operational excellence initiative and restructuring benefits in the third quarter. In parallel we have continued to execute extremely well on our cloud transition in the first nine months — a dynamic cloud business growing at 41% combined with a stable core, leading to double digit topline growth” said Luka Mucic, SAP. “It is with great confidence that we reiterate our 2019 outlook.”

Walldorf, Germany — October 10, 2019

After an initial review of its third quarter 2019 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the third quarter ended September 30, 2019. All 2019 figures in this release are approximate due to the preliminary nature of the announcement.

Financial Highlights

In the third quarter, new cloud bookings were up 38% (33% at constant currencies) and up 50% excluding Infrastructure-as-a-Service (IaaS). A cloud deal with a major partner contributed 17 percentage points to Q3 new cloud bookings growth. The deal has a term of 3 years, with revenue recognition starting in the fourth quarter 2019.

Cloud revenue grew 37% year over year to €1.79 billion (IFRS), up 37% (non-IFRS) and 33% (non-IFRS at constant currencies). Software licenses revenue was down 1% year over year to €0.93 billion (IFRS), down 1% (non-IFRS) and down 4% (non-IFRS at constant currencies). Cloud and software revenue grew 12% year over year to €5.63 billion (IFRS), up 13% (non-IFRS) and 10% (non-IFRS at constant currencies). Total revenue grew 13% year over year to €6.79 billion (IFRS), up 13% (non-IFRS) and 10% (non-IFRS at constant currencies).

Adding more than 500 customers in the quarter, SAP S/4HANA adoption grew to more than 12,000 customers, up 25% year-over-year.

The share of more predictable revenue grew by 2 percentage points year-over-year to 69% in the third quarter.

Cloud gross margin increased 5.9 percentage points year over year to 64.5% (IFRS) and increased by 5.4 percentage points year over year to 69.0% (non-IFRS) and 5.5 percentage points to 69.0% (non-IFRS at constant currencies).

Operating profit increased 36% year over year to €1.68 billion (IFRS), up 20% (non-IFRS) and up 15% (non-IFRS at constant currencies). Operating margin increased 4.2 percentage points year over year to 24.7% (IFRS) and expanded by 1.7 percentage points year over year to 30.6% (non-IFRS) and 1.5 percentage points to 30.4% (non-IFRS at constant currencies).

Earnings per share was up 28% to €1.04 (IFRS) and up 14% to €1.30 (non-IFRS).

Financial Results at a Glance

Third Quarter 2019

	IFRS			Non-IFRS(1)
€ billion, unless otherwise stated	Q3 2019	Q3 2018	Δ in %	Q3 2019	Q3 2018	Δ in %	Δ in % constant currency
New Cloud Bookings(2)	NA	NA	NA	0.57	0.41	38	33
Cloud revenue	1.79	1.30	37	1.81	1.31	37	33
Software licenses revenue	0.93	0.94	-1	0.93	0.94	-1	-4
Software support revenue	2.91	2.76	5	2.91	2.77	5	3
Software licenses and support revenue	3.84	3.70	4	3.84	3.70	4	1
Cloud and software revenue	5.63	5.01	12	5.65	5.02	13	10
Total revenue	6.79	6.02	13	6.81	6.03	13	10
Share of more predictable revenue (in %)	69	68	2pp	69	68	2pp
Operating profit (loss)	1.68	1.24	36	2.09	1.74	20	15
Profit (loss) after tax	1.26	0.97	30	1.56	1.36	15
Operating margin (in %)	24.7	20.5	4.2pp	30.6	28.9	1.7pp	1.5pp
Basic earnings per share (in €)	1.04	0.81	28	1.30	1.14	14
Number of employees (FTE, September 30)	99,710	94,989	5	NA	NA	NA	NA

(1) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

(2) As this is an order entry metric, there is no IFRS equivalent.

All figures are preliminary and unaudited. Due to rounding, numbers may not add up precisely.

Year-to-Date 2019

	IFRS			Non-IFRS(1)
€ billion, unless otherwise stated	Q1–Q3 2019	Q1–Q3 2018	∆ in %	Q1–Q3 2019	Q1–Q3 2018	∆ in %	∆ in % constant currency
New Cloud Bookings(2)	NA	NA	NA	1.39	1.08	29	24
Cloud revenue	5.04	3.59	40	5.11	3.61	41	36
Software licenses revenue	2.53	2.56	–1	2.53	2.56	–1	–4
Software support revenue	8.60	8.16	5	8.60	8.16	5	3
Software licenses and support revenue	11.13	10.71	4	11.13	10.71	4	1
Cloud and software revenue	16.17	14.30	13	16.24	14.33	13	10
Total revenue	19.51	17.28	13	19.58	17.31	13	10
Share of more predictable revenue (in %)	70	68	2pp	70	68	2pp
Operating profit (loss)	2.37	3.30	–28	5.37	4.62	16	12
Profit (loss) after tax	1.73	2.40	–28	3.96	3.40	17
Operating margin (in %)	12.1	19.1	–7.0pp	27.4	26.7	0.7pp	0.5pp
Basic earnings per share (in €)	1.43	2.01	–29	3.29	2.85	16
Number of employees (FTE, September 30)	99,710	94,989	5	NA	NA	NA	NA

(1) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

(2) As this is an order entry metric, there is no IFRS equivalent.

All figures are preliminary and unaudited. Due to rounding, numbers may not add up precisely.

Non-IFRS Adjustments

€ billion	Q1–Q3 2019	Q3 2019	Q1–Q3 2018	Q3 2018
Operating profit (loss) (IFRS)	2.37	1.68	3.30	1.24
Revenue adjustments	0.07	0.02	0.03	0.01
Adjustment for acquisition-related charges	0.52	0.17	0.42	0.14
Adjustment for share-based payment expenses	1.31	0.20	0.84	0.35
Adjustment for restructuring	1.10	0.02	0.03	0
Operating expense adjustments	2.93	0.39	1.29	0.50
Operating profit (loss) adjustments	3.00	0.41	1.31	0.51
Operating profit (loss) (non-IFRS)	5.37	2.09	4.62	1.74

Business Outlook 2019

The company reiterates its outlook for the full year 2019.

SAP continues to expect:

•                       Non-IFRS cloud revenue to be in a range of €6.7 - €7.0 billion at constant currencies (2018: €5.03 billion), up 33% – 39% at constant currencies.

•                       Non-IFRS cloud and software revenue to be in a range of €22.4 – €22.7 billion at constant currencies (2018: €20.66 billion), up 8.5% – 10% at constant currencies.

•                       Non-IFRS operating profit to be in a range of €7.85 – €8.05 billion at constant currencies (2018: €7.16 billion), up 9.5% – 12.5% at constant currencies.

In addition, SAP expects total revenues to increase strongly, at a rate lower than operating profit.

Ambition 2020 and 2023

Ambition 2020

SAP continues to expect:

•                       €8.6 – €9.1 billion non-IFRS cloud revenue

•                       €28.6 – €29.2 billion non-IFRS total revenue

•                       The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) in a range of 70% - 75%

•             €8.8 – €9.1 billion non-IFRS operating profit

Ambition 2023

Over the period from 2018 through 2023, SAP continues to expect to:

•                       More than triple non-IFRS cloud revenue (2018: €5.03 billion)

•                       Grow to more than €35 billion in non-IFRS total revenue (2018: €24.74 billion)

•                       Approach a share of more predictable revenue of 80%

•                       Reach a Non-IFRS cloud gross margin of 75%

•                       Increase the non-IFRS operating margin by one percentage point per year on average, representing a total expansion of approximately 500 basis points.

The Company will report its complete third quarter 2019 results on October 21st.

Additional Information

This press release and all information therein is unaudited.

The 2019 numbers include Qualtrics’ revenues and profits only from the acquisition date of January 23rd. The comparative numbers for full year 2018 do not include Qualtrics revenues and profits and include Callidus revenue and profits only from the April 5th, 2018 acquisition date.

Definition of key growth metrics

New cloud bookings are the total of all orders received in a given period the revenue from which is expected to be classified as cloud revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue.

Third Quarter 2019 Quarterly Statement

SAP’s third quarter 2019 quarterly statement will be published on October 21, 2019 and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a financial analyst conference call on Monday, October 21st at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter results can be found at www.sap.com/investor.

Special Capital Markets Day

SAP will host a Special Capital Markets Day on November 12, 2019 in New York City.

About SAP

As the Experience Company powered by the Intelligent Enterprise, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 437,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit http://www.sap.com.

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